Exhibit 4.12

CONSULTING AGREEMENT

        THIS CONSULTING AGREEMENT (this “Agreement”) made effective as of the first day of May 2006, by and between Elbit Vision Systems Ltd., company number 52-0042854, a company organized under the laws of the State of Israel (the “Company”) and MA&AT, a company organized under the laws of the State of Austria (the “Consulting Company”), which shall provide the Services (as defined below) solely through its designated representative (the Consulting Company and its designated representative set forth in Section 9.8 below shall be collectively referred to herein as the “Consultant”).

W  I  T  N  E  S  S  E  T  H:

        WHEREAS, the Company desires to engage the Consulting Company as an independent contractor to provide certain consulting services to the Company and the Consultant wishes to furnish such services, on the terms and conditions set forth herein,

        NOW, THEREFORE, the parties agree as follows:

1.     Term. This Agreement shall commence on the date first written above (the “Effective Date”), and shall continue in force until it is terminated in accordance with Section 1.1 below.

     1.1        For the first three (3) months following the execution hereof the Company may terminate, immediately upon the provision of notice by the Company to the Representative and thereafter, either party may terminate this Agreement by providing thirty (30) days advance written notice to the other party.

2.     Scope of Services.

        The Consultant hereby agrees to assist the Company by promoting sales of the Company’s Automatic Optical Inspection products in China (the “Services”). In the event the Consultant is requested to perform other services for the Company, the parties shall agree to such services and the compensation for such services separately. The Consultant will report to VP of Sales and Marketing and to the Chairman of the Board of Directors.

3.     Fee. In consideration for the Services hereunder, the Company agrees to pay the Consultant:

        (a) a monthly fee of ten thousand US dollars ($10,000);

        (b) a commission on sales made by the Company of its Automatic Optical Inspection products in China, unless the Consultant was not involved in such sale (“Sales”), as follows: (i) one and one half percent (1.5%) of all proceeds received by the Company from Sales (“Proceeds”) until the Company receives Proceeds in an aggregate amount equal up to two million US dollars ($2,000,000); (ii) two percent (2%) of all Proceeds greater than two million US dollars ($2,000,000) until the Company receives Proceeds in an aggregate amount equal to four million US dollars ($4,000,000); and (iii) five percent (5%) of all Proceeds greater than four million US dollars ($4,000,000); and

        (c) The payments referenced in Sections 3(a) and 3(b) do not include Value Added Tax (“VAT”). In the event VAT shall be due on any payments to be made by the Company under this Agreement, such payments shall be made to the Consulting Company against provision of a valid value-added tax receipt and the Company shall add such VAT to the relevant payment.

        (d) Payment of the fee shall be made by the ninth day of each month and shall include all fee and commissions owed for the previous month.

4.     Expenses. The Consultant shall be entitled to reimbursement for reasonable expenses incurred in performing the Services, in accordance with the expense reimbursement policy of the Company.

5.     Car. The Company shall lease a class 3 automobile (the “Car”), for the purposes of the Representative fulfilling his duties hereunder and will place the Car at the disposal of the Representative. The Company shall bear all costs related to the use and upkeep of the Car in accordance with the Company’s Car Policy and excluding any fines for traffic related violations and alike. Such payments shall be the Consultant’s responsibility and should be paid immediately when required by applicable law. It is hereby expressly agreed that all tax consequences of the benefits related to the Car shall be borne by the Consultant and that the Company will deduct from the fees the applicable tax amount (as of the date hereof the cost of the Car is NIS 1,740 per month).

6.     Confidentiality.

     5.1        Proprietary Information. The Consultant recognizes and acknowledges that the designs, inventions, improvements, business information, customer lists, business strategy, financial information, trade secrets, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or any of its subsidiaries uses, owns, plans or develops (whether for their own use or for use by their clients) are confidential and are the property of the Company. All of these materials and information, other than material or information then already in the public domain through no act or omission by the Consultant, will be referred to below as “Proprietary Information.”

     5.2        Non-Disclosure.The Consultant agrees that, except as directed by the Company, and in the ordinary course of the business of the Company or any of its subsidiaries, such Consultant will not during or after his service with the Company disclose to any person or entity or use, directly or indirectly for such Consultant’s own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

     5.3        Confidential Information of Others. The Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any confidential information or documents belonging to others.

6.     Intellectual Property Rights.

     6.1        For purposes of this Agreement, “Intellectual Property” means the following items of intangible and tangible property:

(i) Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

(ii) Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

(iii) Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

     (iv)        Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

     (v)        Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

(vi) all other intellectual property rights throughout the world.

     6.2        The Consultant hereby assigns to the Company by way of future assignment all Intellectual Property, originated, conceived, written or made by the Consultant during the term of its service with the Company, which is in any way connected to the products or services of the Company or any of its subsidiaries, including those products or services contemplated in a plan adopted by the Board of Directors of the Company or any of its subsidiaries, regardless of whether the Intellectual Property was made or acquired (i) during business hours, (ii) at the premises of the Company, (ii) with the assistance of material supplied by the Company or (iv) at the request of the Company.

     6.3        The Consultant will not use, disclose to the Company, or induce the Company to use, during its service with the Company, any Intellectual Property or documents belonging to others.

7.     No Breach of Previous Obligations. The Consultant hereby represents that the service with the Company under this Agreement will not require it to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party. No consent of any third party, is required as a condition to the validity of this Agreement, and the Company will be under no obligation of payment or otherwise to any third party in connection with the Services. The Consultant shall indemnify and hold the Company harmless from any and all losses (including, but without limitation, any and all claims, suits, liabilities, damages, costs, expenses, charges and fees of whatever kind or nature (including reasonable attorney’s fees)) sustained or incurred by or asserted against the Company arising out of or in any way relating to any breach of the representation made in this Section 7. The Company represents that the execution and performance of this Agreement will not require it to violate or breach any obligation to or agreement or confidence with any third party. No consent of any third party, is required as a condition to the validity of this Agreement.

8.     Relationship of Parties; Indemnity.

     8.1        The Consultant Company warrants and represents that it: (i) is an independent contractor, owner of its own business, registered as an independent contractor and maintains a file as an independent contractor with the Income Tax authorities.

     8.2        The Company and the Consultant agree that the Consultant is an “independent contractor” and that except as otherwise stated in this Agreement, the Company shall have no right to control or direct the manner in which the Consultant performs his duties and services under this Agreement. The Consultant understands and agrees that except as specifically provided in this Agreement, the Company does not grant the Consultant the right or authority to make or give any agreement, statement, representation, warranty or other commitment, or to create any obligation of any kind, on behalf of the Company. This Agreement shall not be construed to create any relationship of employment, association, partnership or joint venture between the Company and the Consultant Company, the Representative and/or any of the companies and or entities either of them control, nor shall it be construed to create any relationship other than that of principal and independent contractor between the Company and the Consultant Company and/or the Representative. Neither the Consultant Company nor the Representative are an employee of the Company, and the Company shall not be obligated to treat the Consultant Company or the Representative as an employee.

     8.3        In the event that the Company shall be demanded and/or obligated, to pay the Consultant Company, any of its employees or consultants or any third party, any amount, or give the Consultant or any third party any right, deriving from the existence of employer-employee relationship between the Consultant Company, the Representative, any of the entities either controls or any of such entity’s consultants and employees and the Company, and the Consultant shall indemnify the Company for any and all costs, liabilities and expenses it may have in connection with such demand and/or obligation, including the economical value of such right and including legal expenses.

9.     Miscellaneous.

     9.1        Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

The initial addresses of the parties for purposes of this Agreement shall be as follows:

The Company:	Elbit Vision Systems Ltd.
New Industrial Park
P.O.B. 140
Yoqneam 20692, Israel
Fax: 04 -9894733
Att: Chief Financial Officer

The Consultant:	MA&AT
Am Lugeck 1
1010 Vienna

     9.2        No Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Consultant Company, the Representative and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

     9.3        Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel without giving effect to the principles of conflict of law thereof.

     9.4        Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

     9.5        Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which are not expressly set forth in this Agreement.

     9.6        Assignment. The Company shall have the right to assign this Agreement to any affiliate or subsidiary of the Company or any corporation or other entity owning or acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Consultant Company or the Representative, their beneficiaries or legal representatives.

     9.7        Interpretation. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     9.8        Designated Representative. The Consultant Company hereby assigns Mr. Nir Alon (the “Representative”) as the sole provider of the Services to Company. For avoidance of any doubt, the Consultant Company shall not assign any other representative to provide the Services without the prior written consent of the Company.

10.     Corporate Approval. Notwithstanding anything to the contrary herein, this Agreement is contingent upon approval of this Agreement by the shareholders of the Company.

IN WITNESS WHEREOF the parties have signed this Consulting Agreement as of the date first hereinabove set forth.

ELBIT VISION SYSTEMS LTD.	MA&AT
By: _________________	By: _________________
Name: _________________	Name: ________________
Title: _________________	Title: _________________

NIR ALON

_______________________